UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

14th Floor - 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Annual General Meeting of Shareholders to be held on June 23, 2022;

99.2	Management Information Circular - Annual General Meeting of Shareholders to be held June 23, 2022;

99.3	Form of Proxy - Annual General Meeting of Shareholders to be held on June 23, 2022;

99.4	Request for Annual and Interim Financial Statements and MD&A;

99.5	Notice and Access Notification to Shareholders - Annual General Meeting of Shareholders to be held on June 23, 2022;

99.6	Form of Amended and Restated Shareholder Rights Plan Agreement to be approved at the Annual General Meeting of Shareholders to be held on June 23, 2022; and

99.7	Blacklined form of Amended and Restated Shareholder Rights Plan Agreement against previous approved plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

/s/ Trevor Thomas
________________________________
Trevor Thomas
Secretary and General Counsel

Date:  May 20, 2022